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As filed with the Securities and Exchange Commission on November 19, 2002

Registration No. 333-100466

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Aon CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	36-3051915
(State of incorporation)	(I.R.S. Employer Identification No.)

200 East Randolph Street
Chicago, Illinois 60601
(312) 381-1000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Raymond I. Skilling, Executive Vice President and Chief Counsel
Aon Corporation
200 East Randolph Street
Chicago, Illinois 60601
(312) 381-1000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy of communications to:

James T. Seery
Piper Rudnick LLP
1251 Avenue of the Americas
New York, New York 10020
(212) 835-6000

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common stock, par value $1.00 per share	2,707,018	$18.315	$49,579,034.67	$4,562

(1)
The fee was calculated pursuant to Rule 457(c) under the Securities Act of 1933 and was based on the average of the high and low prices of the Common Stock on the New York Stock Exchange on November 14, 2002. The amount of $1,167 was previously paid in connection with the original filing of this Registration Statement on October 10, 2002.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject To Completion, Dated November 19, 2002

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus

Aon CORPORATION

2,707,018 SHARES

COMMON STOCK

        All of the shares covered by this prospectus were issued by us in connection with the acquisition of ASA Acquisition Corp. We are not selling any shares of common stock under this prospectus, and the sale of shares in this offering will not increase the number of shares of our common stock that are currently outstanding.

        This prospectus relates to the resale of 2,707,018 shares of our common stock by the selling stockholders described in the section entitled "Selling Stockholders" beginning on page 14 of this prospectus.

        The selling stockholders selling the shares in this offering have the right to determine both the number of shares they will offer and the time or times when they will offer the shares. They may sell the shares at the market price at the time of sale or at such other prices as they may negotiate.

        The selling stockholders will receive all of the net proceeds from the sale of the shares offered hereby and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will not receive any proceeds from the sale of the shares offered hereby.

        The common stock is traded on the New York Stock Exchange under the symbol "AOC."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 3.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                , 2002.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 233 Broadway, New York, New York 10005. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's Web site at http://www.sec.gov. In addition, you may inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605 and the London Stock Exchange, Old Broad Street, London, England EC2N 1HP. You may find additional information about Aon Corporation and its subsidiaries at our Web site at http://www.aon.com. The information on our web site is not a part of this prospectus.

        The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referenced this way is considered to be part of this prospectus, and any information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities covered by this prospectus are sold by the selling stockholders.

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  Annual Report on Form 10-K for the year ended December 31, 2001, as amended by the Annual Report on Form 10-K/A filed on September 27, 2002;

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  Proxy Statement for the 2002 Annual Meeting of Stockholders filed March 11, 2002;

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  Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, as amended by the Quarterly Report on Form 10-Q/A filed on September 27, 2002;

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  Quarterly Report on Form 10-Q for the quarter ended June 30, 2002;

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  Quarterly Report on Form 10-Q for the quarter ended September 30, 2002;

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  Current Report on Form 8-K dated April 5, 2002;

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  Current Report on Form 8-K dated May 30, 2002;

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  Current Report on Form 8-K dated August 8, 2002;

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  Current Report on Form 8-K dated August 14, 2002 (Item 5);

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  Current Report on Form 8-K dated August 14, 2002 (Item 7);

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  Current Report on Form 8-K dated September 20, 2002;

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  Current Report on Form 8-K dated October 31, 2002;

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  Current Report on Form 8-K dated November 4, 2002;

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  Current Report on Form 8-K dated November 8, 2002; and

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  The description of Aon Corporation's common stock contained in Item 12 of the registration statement on Form 10 filed on February 19, 1980 (when we were called Combined International Corporation), and any amendment or report which we have filed (or will file after the date of this prospectus and prior to the termination of this offering) for the purpose of updating such description, including Aon Corporation's Current Report on Form 8-K dated April 23, 1987 and Current Report on Form 8-K dated May 9, 2000.

        This prospectus is a part of a registration statement we have filed with the SEC relating to the securities. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement and exhibits and schedules are also available at the SEC's Public Reference Room or through its Web site.

        You may obtain a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Aon Corporation
200 East Randolph Drive
Chicago, Illinois 60601
Telephone (312) 381-1000
Attention: Corporate Secretary

        You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover of the applicable document. We are not making an offer of the securities in any state where the offer or sale is not permitted.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated or deemed to be incorporated by reference herein contain statements concerning our future results and performance and other matters that are "forward-looking" statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended, but are not the exclusive means, to identify these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical or anticipated results, depending on a variety of factors. Potential factors that could impact results include:

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  general economic conditions in different countries around the world;

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  fluctuations in global equity and fixed income markets;

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  changes in commercial property and casualty premium rates;

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  the competitive environment;

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  the actual cost of resolution of contingent liabilities and other loss contingencies;

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  the final execution of our business transformation plan, the ultimate cost and timing of our implementation thereof and the actual cost savings and other benefits resulting therefrom;

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  whether we ultimately dispose of some or all of our underwriting operations and the terms and timing thereof;

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  rating agency actions;

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  the cost and availability of debt and other financing; and

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  the events surrounding the terrorist attacks of September 11, 2001, including the timing and resolution of related insurance and reinsurance issues.

        In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus or documents incorporated or deemed to be incorporated by reference herein might not occur. We will not update forward-looking statements even though our situation may change in the future.

 RISK FACTORS

        Before investing in our common stock, you should carefully consider the risks described below and the other information included or incorporated by reference in this prospectus.

Risk Factors Relating to Our Business and the Insurance Industry

  Our results may fluctuate as a result of many factors, including cyclical changes in the insurance and reinsurance industries.

        Our results historically have been subject to significant fluctuations arising from uncertainties in the insurance industry. Changes in premium rates affect not only the potential profitability of our underwriting businesses but also generally affect the commissions and fees payable to our brokerage businesses. In addition, insurance industry developments that can significantly affect our financial performance include factors such as:

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  rising levels of actual costs that are not known by companies at the time they price their products;

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  volatile and unpredictable developments, including weather-related and other natural and man-made catastrophes, including acts of terrorism;

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  changes in levels of capacity and demand, including reinsurance capacity; and

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  changes in reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers' liabilities develop.

  A further decline in the credit ratings of our senior debt and commercial paper may adversely affect our borrowing costs and financial flexibility.

        On several occasions in recent months, the credit rating agencies have lowered the credit ratings of our senior debt and commercial paper. Most recently, on October 31, 2002, Moody's Investors Service lowered its rating on our senior debt to the current rating of Baa2 from Baa1. Moody's also placed the rating of our senior debt and the P-2 rating of our commercial paper under review for possible future downgrade. On October 31, 2002, Standard & Poor's Ratings Services placed its A- rating on our senior debt on CreditWatch with negative implications, which it has subsequently removed. As a result of the actions taken by the rating agencies on October 31, 2002, we have been required, in lieu of our existing guarantees, to fund an aggregate of approximately $43 million with respect to our automobile finance securitizations. A further downgrade in the credit ratings of our senior debt and commercial paper will increase our borrowing costs and reduce our financial flexibility.

        Any such further downgrade may trigger a further obligation of our company to fund an aggregate of up to $265 million with respect to our premium finance and automobile finance securitizations, which amount we expect will decline over time as the outstanding automobile finance securitizations run down. Moreover, some of our debt instruments, such as our 6.20% notes due 2007 and our floating rate notes due 2003 ($150 million of which are outstanding), expressly provide for interest rate increases in the case of certain ratings downgrades. Similarly, any such downgrade would increase our commercial paper interest rates or may result in our inability to access the commercial paper market altogether. If we cannot access the commercial paper market, although we have committed backup lines in excess of our currently outstanding commercial paper borrowings, we cannot assure you that it would not adversely affect our financial position. A downgrade in the credit ratings of our senior debt may also adversely affect the claims-paying ability or financial strength ratings of our insurance company subsidiaries. See "A decline in the financial strength or claims-paying ability ratings of our insurance underwriting subsidiaries may increase policy cancellations and negatively impact new sales of insurance products" below.

  We face significant competitive pressures in each of our businesses.

        We believe that competition in our lines of business is based on service, product features, price, commission structure, financial strength, claims paying ability ratings and name recognition. In particular, we compete with Marsh & McLennan Companies, Inc., another provider of global risk management services, as well as a large number of insurance companies and other financial services providers, brokers and, with respect to our extended warranty business, third-party administrators, manufacturers and distributors.

        Some of our underwriting competitors have penetrated more markets and offer a more extensive portfolio of products and services and have more competitive pricing than we do, which can adversely affect our ability to compete for business. Some underwriters also have higher claims paying ability ratings and greater financial resources with which to compete and are subject to less government regulation than our underwriting operations.

        We encounter strong competition in the risk and insurance services business from other insurance brokerage firms which also operate on a nationwide or worldwide basis, from a large number of regional and local firms in the United States, the European Union and in other countries and regions, from insurance and reinsurance companies that market and service their insurance products without the assistance of brokers or agents and from other businesses, including commercial and investment banks, accounting firms and consultants that provide risk-related services and products.

        In addition, the increase in competition due to new legislative or industry developments could adversely affect us. These developments include:

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  an increase in capital-raising by insurance underwriting companies, which could result in new entrants to our markets and an influx of capital into the industry;

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  the selling of insurance by insurance companies directly to insureds;

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  the enactment of the Gramm-Leach-Bliley Act of 1999, which, among other things, permits financial institutions, such as banks and savings and loans, to sell insurance products, and also could result in new entrants to our markets;

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  the establishment of programs in which state-sponsored entities provide property insurance in catastrophe prone areas or other alternative markets types of coverage; and

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  changes in consumer buying practices caused by the Internet.

        New competition as a result of these developments could cause the supply of and demand for our products and services to change, which could adversely affect our results of operations and financial condition.

  A decline in the financial strength or claims-paying ability ratings of our insurance underwriting subsidiaries may increase policy cancellations and negatively impact new sales of insurance products.

        Financial strength and claims-paying ability ratings have become increasingly important factors in establishing the competitive position of insurance companies. These ratings are based upon criteria established by the rating agencies for the purpose of rendering an opinion as to an insurance company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders. They are not evaluations directed toward the protection of investors, nor are they recommendations to buy, sell or hold specific securities. Periodically, the rating agencies evaluate our insurance underwriting subsidiaries to confirm that they continue to meet the criteria of the ratings previously assigned to them. A downgrade, or the potential for a downgrade, of these ratings could, among other things, increase the number of policy cancellations, adversely affect relationships with brokers, retailers and other distributors of their products and services, negatively impact new sales and adversely affect their ability to compete.

        Combined Specialty Insurance Company (formerly Virginia Surety Company, Inc.), our principal property and casualty insurance company subsidiary, is currently rated "A" (excellent; third highest of 16 rating levels) by A.M. Best Company. Combined Insurance Company of America, the principal insurance subsidiary that underwrites our specialty accident and health insurance business, is currently rated "A" (excellent; third highest of 16 rating levels) by A.M. Best Company, "BBB+" (good; fourth highest of nine rating levels and highest ranking within the level) for financial strength (on CreditWatch with negative implications) by Standard and Poor's Ratings Services and "Baa1" (adequate; fourth highest of nine rating levels and highest ranking within the level) for financial strength (with negative outlook) by Moody's Investors Service. We cannot assure you that one or more of the rating agencies will not downgrade or withdraw their financial strength or claims-paying ability ratings in the future.

  Changes in interest rates and investment prices could reduce the value of our investment portfolio and adversely affect our financial condition or results.

        Our insurance underwriting subsidiaries carry a substantial investment portfolio of fixed-maturity and equity and other long-term investments. As of September 30, 2002, our fixed-maturity investments (94% of which were investment grade) had a carrying value of $1.9 billion, our equity investments had a carrying value of $147 million and our other long-term investments and limited partnerships had a carrying value of $584 million. Accordingly, changes in interest rates and investment prices could reduce the value of our investment portfolio and adversely affect our financial condition or results.

        For example, changes in domestic and international interest rates directly affect our income from, and the market value of, fixed-maturity investments. Similarly, general economic conditions, stock market conditions and other factors beyond our control affect the value of our equity investments. We monitor our portfolio for "other than temporary impairments" in carrying value. For securities judged to have an "other than temporary impairment," we must recognize a realized loss through the statement of income to write down the value of those securities.

        For the first nine months of 2002, we recognized other than temporary impairments losses of $120 million, which includes $56 million to reflect impairments existing with respect to prior financial reporting periods, $5 million of which related to the first quarter of 2002, taken in the second quarter. We cannot assure you that we will not have to recognize additional impairment losses in the future, which would negatively affect our financial results.

        Based on discussions with the SEC, we had concluded that certain non-cash other than temporary losses should have been recorded in financial reporting periods prior to the second quarter of 2002. However, we have determined that the impact on prior periods, as well as the impact on estimated earnings for 2002, would not be material. Accordingly, we have recorded the impact in the second quarter of 2002. While we believe our approach to recording the other than temporary impairments is reasonable, the SEC's Division of Corporation Finance could challenge our recording of the other than temporary impairments in the second quarter of 2002 rather than in prior periods. If the SEC decides that we should amend prior period results, the reduction to prior period pretax earnings and related earnings per share would be: 1999—($27 million or $0.06 per share); 2000—($24 million or $0.06 per share); and first quarter 2002—($5 million or $0.01 per share).

        On December 31, 2001, our two major insurance companies sold the vast majority of their limited partnership portfolio, valued at $450 million, to Private Equity Partnership Structures I, LLC, a qualifying special purpose entity. We utilized this qualifying special purpose entity following the guidance contained in Financial Accounting Standards Board Statement No. 140 (Statement No. 140) and other relevant accounting guidance. The common stock interest in Private Equity Partnership Structures I is held by a limited liability company which is owned by one of our subsidiaries (49%) and by a charitable trust, which is not controlled by us, established for victims of the September 11 attacks (51%). Approximately $171 million of investment grade fixed-maturity securities were sold by Private Equity Partnership Structures I to unaffiliated third parties. Private Equity Partnership Structures I then paid our insurance underwriting companies the $171 million in cash and issued to them an additional $279 million in fixed-maturity and preferred stock securities. The fixed-maturity securities our insurance underwriting companies received from Private Equity Partnership Structures I are rated as investment grade by Standard & Poor's Ratings Services. As part of this transaction, our insurance underwriting companies are required to purchase from Private Equity Partnership Structures I additional fixed-maturity securities in an amount equal to the unfunded limited partnership commitments, as they are requested. As of September 30, 2002, these unfunded commitments amount to $110 million, which may be accelerated upon the downgrade of our ratings. If our insurance underwriting companies fail to purchase additional fixed-maturity securities as commitments are drawn down, we have guaranteed their purchase.

        Although the Private Equity Partnership Structures I transaction is expected to reduce the reported earnings volatility historically associated with directly owning limited partnership investments, it will not eliminate our risk of future losses. For instance, we must analyze our preferred stock and fixed-maturity interests in Private Equity Partnership Structures I for other than temporary impairment, based on the valuation of the limited partnership interests held by Private Equity Partnership Structures I and recognize an impairment loss if necessary. We cannot assure you that we will not have to recognize impairment losses with respect to our Private Equity Partnership Structures I interests in the future.

  Our pension liabilities may continue to grow, which could adversely affect our stockholders' equity or require us to make additional cash contributions to the pension plans.

        To the extent that the present value of the benefits incurred to date for pension obligations in the major countries in which we operate continue to exceed the market value of the assets supporting these obligations, our financial position and results of operations may be adversely affected. Primarily as a result of the decline in the equity markets, some of our defined benefit pension plans, particularly in the United Kingdom, have suffered significant valuation losses in the assets backing the related pension obligation. On October 31, 2002, we announced that, based on current analysis, we expect to incur an after-tax increase to the minimum pension liability and a commensurate reduction in 2002 year-end stockholders' equity of approximately $450 million to $550 million. Current projections also indicate that our 2003 pension expense would increase by approximately $130 million to $160 million compared with 2002 and cash contributions of approximately $60 million to $90 million would be required in 2003. These estimates are based on certain assumptions, including discount rates, interest rates, fair value of assets for some of our plans and expected return on plan assets. Changes in our pension benefit obligations and the related net periodic costs or credits may occur in the future due to any variance of actual results from our assumptions and changes in the number of participating employees. In addition, under certain circumstances we may be required to contribute significant additional amounts to our pension plans to satisfy certain provisions of the principal credit facility which supports our commercial paper program. The amount of such contribution would depend on, among other things, the value of the plan assets as of December 31, 2002. We expect, however, to amend or replace such credit facilities. No amounts are currently oustanding under such credit facilities. As a result, there can be no assurance that we will not experience future decreases in stockholders' equity or that we will not be required to make additional cash contributions in the future beyond those which have been announced.

  We are subject to a number of contingencies and legal proceedings which, if determined adversely to us, would adversely affect our financial results.

        We are subject to numerous claims, tax assessments and lawsuits that arise in the ordinary course of business. The damages that may be claimed are substantial, including in many instances claims for punitive or extraordinary damages. The litigation naming us as a defendant ordinarily involves our activities as a broker or provider of insurance products or as an employer. It is possible that, if the outcomes of these contingencies and legal proceedings were not favorable to us, it could materially adversely affect our future financial results. In addition, our results of operations, financial condition or liquidity may be adversely affected if in the future our insurance coverage proves to be inadequate or unavailable or there is an increase in liabilities for which we self-insure.

  We are subject to increasing costs arising from errors and omissions claims against us.

        We have experienced an increase in the frequency and severity of errors and omissions claims against us, which has and will continue to substantially increase our risk management expenses. In our insurance brokerage business, we often assist our clients with matters which include the placement of insurance coverage and the handling of related claims. Errors and omissions claims against us may allege our potential liability for all or part of the amounts in question. Errors and omissions claims could include, for example, the failure of our employees or sub-agents, whether negligently or intentionally, to place coverage correctly or notify claims on behalf of clients or to provide insurance carriers with complete and accurate information relating to the risks being insured. It is not always possible to prevent and detect errors and omissions, and the precautions we take may not be effective in all cases. In addition, errors and omissions claims may harm our reputation or divert management resources away from operating our business.

  Our businesses are subject to extensive governmental regulation which could reduce our profitability or limit our growth.

        Our businesses are subject to extensive federal, state and foreign governmental regulation and supervision, which could reduce our profitability or limit our growth by increasing the costs of regulatory compliance, limiting or restricting the products or services we sell or the methods by which we sell our products and services or subjecting our businesses to the possibility of regulatory actions or proceedings.

        With respect to our insurance brokerage businesses, this supervision generally includes the licensing of insurance brokers and agents and third-party administrators and the regulation of the handling and investment of client funds held in a fiduciary capacity. Our continuing ability to provide insurance brokering and third-party administration in the jurisdictions in which we currently operate depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions. Also, we can be affected indirectly by the governmental regulation and supervision of other insurance companies. For instance, if we are providing managing general underwriting services for an insurer we may have to contend with regulations affecting our client. Further, regulation affecting the insurance companies with whom our brokers place business can affect how we conduct those operations.

        Most insurance regulations are designed to protect the interests of policyholders rather than stockholders and other investors. In the United States, this system of regulation, generally administered by a department of insurance in each state in which we do business, affects the way we can conduct our insurance underwriting business. Furthermore, state insurance departments conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies, holding company issues and other matters.

        Although the federal government does not directly regulate the insurance business, federal legislation and administrative policies in several areas, including employee benefit plan regulation, age, race, disability and sex discrimination, investment company regulation, financial services regulation, securities laws and federal taxation, do affect the insurance industry generally and our insurance underwriting subsidiaries in particular. For example, recently adopted federal financial services modernization legislation and privacy laws, such as the Health Insurance Portability and Accountability Act of 1996 and the Gramm-Leach-Bliley Act (as it relates to the use of medical and financial information by insurers), may result in additional regulatory compliance costs, limit the ability of our insurance underwriting subsidiaries to market their products or otherwise constrain the nature and scope of our operations. With respect to our international operations, we are subject to various regulations relating to, among other things, licensing, currency, policy language and terms, reserves and the amount of local investment. These various regulations also add to our cost of doing business through increased compliance expenses, the financial impact of use of capital restrictions and increased training and employee expenses. Furthermore, the loss of a license in a particular jurisdiction could restrict or eliminate our ability to conduct business in that jurisdiction.

        In all jurisdictions the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, such authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals, and to implement regulations. Accordingly, we may be precluded or temporarily suspended from carrying on some or all of our activities or otherwise fined or penalized in a given jurisdiction. No assurances can be given that our businesses can continue to be conducted in any given jurisdiction as they have been in the past.

  Our significant global operations expose us to various international risks that could adversely affect our business.

        A significant portion of our operations is conducted outside the United States. Accordingly, we are subject to legal, economic and market risks associated with operating in foreign countries, including:

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  the general economic and political conditions existing in those countries;

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  imposition of limitations on conversion of foreign currencies or remittance of dividends and other payments by foreign subsidiaries;

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  imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries;

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  hyperinflation in certain foreign countries;

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  imposition or increase of investment and other restrictions by foreign governments;

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  longer payment cycles;

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  greater difficulties in accounts receivables collection; and

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  the requirement of complying with a wide variety of foreign laws.

        Some of our foreign brokerage subsidiaries receive revenues in currencies that differ from their functional currencies. We must also translate the financial results of our foreign subsidiaries into United States dollars. Although we use various derivative financial instruments to help protect against adverse transaction and translation effects due to exchange rate fluctuations, we cannot eliminate such risks, and significant changes in exchange rates may adversely affect our results.

  Our financial results could be adversely affected if our underwriting reserves differ from actual experience.

        We maintain reserves as an estimate of our liability under insurance policies issued by our insurance underwriting subsidiaries. The reserves that we maintain that could cause variability in our financial results consist of (1) unearned premium reserves, (2) policy and contract claim reserves and (3) future policy benefit reserves. Unearned premium reserves generally reflect our liability to return premiums we have collected under policies in the event of the lapse or cancellation of those policies. Under accounting principles generally accepted in the United States, premiums we have collected generally become "earned" over the life of a policy by means of a reduction in the amount of the unearned premium reserve associated with the policy. Unearned premium reserves are particularly significant with respect to our warranty business, given that the premiums we receive for warranty products generally cover an extended period of time. If there are significant lapses or cancellations of these types of policies, or expected losses for existing policies develop adversely and therefore premiums are not earned as expected, it may be necessary to accelerate the amortization of deferred acquisition expenses associated with the policies because these deferred expenses are amortized over the projected life of the policies or establish additional reserves to cover premium deficiencies.

        Policy and contract claim reserves reflect our estimated liability for unpaid claims and claims adjustment expenses, including legal and other fees and general expenses for administering the claims adjustment process, and for reported and unreported losses incurred as of the end of each accounting period. If the reserves originally established for future claims prove inadequate, we would be required to increase our liabilities, which could have an adverse effect on our business, results of operations and financial condition.

        The obligation for policy and contract claims does not represent an exact calculation of liability. Rather, reserves represent our best estimate of what we expect the ultimate settlement and administration of claims will cost. These estimates represent informed judgments based on our assessment of currently available data, as well as estimates of future trends in claims severity, frequency, judicial theories of liability and other factors. Many of these factors are not quantifiable in advance and both internal and external events, such as changes in claims handling procedures, inflation, judicial and legal developments and legislative changes, can cause our estimates to vary. The inherent uncertainty of estimating reserves is greater for certain types of liabilities, where the variables affecting these types of claims are subject to change and long periods of time may elapse before a definitive determination of liability is made. Reserve estimates are periodically refined as experience develops and further losses are reported and settled. Adjustments to reserves are reflected in the results of the periods in which such estimates are changed. Because setting the level of reserves for policy and contract claims is inherently uncertain, we cannot assure you that our current reserves will prove adequate in light of subsequent events.

        Future policy benefit reserves generally reflect our liability to provide future life insurance benefits and future accident and health insurance benefits on guaranteed renewable and non-cancelable policies. Future policy benefit reserves on accident and health and life products have been provided on the net level premium method. These reserves are calculated based on assumptions as to investment yield, mortality, morbidity and withdrawal rates that were determined at the date of issue and provide for possible adverse deviations.

  We may not realize all of the expected benefits from our business transformation plan.

        In the fourth quarter of 2000, we began a comprehensive business transformation plan designed to enhance client service, improve productivity through process redesign and accelerate revenue growth. Outside of U.S. retail brokerage, the plan has been substantially implemented and has delivered the expected benefits, including improved revenue growth and enhanced productivity. Within U.S. retail brokerage, however, we experienced unexpected delays in implementing components of the plan, as well as higher than expected costs. As a result, we cannot assure you that we will realize all of the expected benefits associated with our business transformation plan. In addition, regardless of whether we are able to realize any of the benefits of the business transformation plan, we have incurred significant costs, which have been greater than those planned.

  The perceived conflicts associated with our insurance brokerage and underwriting businesses could limit our growth.

        Historically, we have not been able to fully exploit business opportunities due to the perceived conflicts associated with our insurance brokerage and underwriting businesses. For example, we have refrained from offering our extended warranty products and services through competing insurance brokers. Independent brokers have been reluctant to do business with our insurance underwriting business because they believed that any fees or information provided to us would ultimately benefit our competing brokerage business. These brokers also have been concerned that any information gleaned by our underwriting business regarding their clients and their clients' insurance needs would be shared with our competing brokerage business to solicit new business from these clients. Similarly, competing underwriters have feared that our brokers could share information with our underwriting business in an effort to help secure desirable business or, alternatively, seek price quotes from them only for undesirable business. In the future, these perceived conflicts could limit our ability to expand our product and service offerings and seek new business through independent brokerage channels.

  Each of our business lines may be adversely affected by an overall decline in economic activity.

        The demand for property and casualty insurance generally rises as the overall level of economic activity increases and generally falls as such activity decreases, affecting both the commissions generated by our brokerage business and the premiums generated by our underwriting businesses. In particular, a growing number of insolvencies associated with an economic downturn, especially insolvencies in the insurance industry, could adversely affect our brokerage business through the loss of clients or by hampering our ability to place insurance and reinsurance business. Moreover, the results of our consulting business are generally affected by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets these clients serve. As our clients become adversely affected by declining business conditions, they may choose to delay or forgo consulting engagements with us.

  Recent and proposed accounting rule changes could negatively affect our financial position and results.

        Recent accounting changes effected and proposals made could negatively affect our financial position or results of operations. Under Financial Accounting Standards Board Statement No. 142 (Statement No. 142), which we adopted on January 1, 2002, goodwill is no longer being amortized, but must instead be tested annually for impairment in its value. Goodwill is the excess of cost over net assets purchased relating to business acquisitions. As of September 30, 2002, we had approximately over $4 billion of goodwill on our balance sheet. If an impairment exists, we must recognize a non-cash charge equal to the impairment, thereby reducing our net worth. Under our principal credit facility that supports our commercial paper program, we are required to maintain a minimum net worth of $2.5 billion. As of September 30, 2002, our net worth calculated for this purpose was $3.7 billion. In connection with our adoption of Statement No. 142 we tested our goodwill and found no impairment as of January 1, 2002, but we cannot assure you that impairment will not exist when we test again before the end of this year or in any future year and any impairment charge we would be required to take would have a negative effect on our financial position and results.

  We are a holding company and, therefore, may not be able to receive dividends in needed amounts.

        Our principal assets are the shares of capital stock of our subsidiaries, including our insurance underwriting companies. We have to rely on dividends from these subsidiaries to meet our obligations for paying principal and interest on outstanding debt obligations and for paying dividends to stockholders and corporate expenses. Payments from our underwriting subsidiaries are limited by governmental regulation and will depend on the surplus and future earnings of these subsidiaries. In some circumstances, specific payments from our insurance underwriting subsidiaries may require prior regulatory approval, and we may not be able to receive dividends from these subsidiaries at times and in the amounts we anticipate.

  The volume of premiums we write and our profitability are affected by the availability of reinsurance and the size and adequacy of our insurance company subsidiaries' capital base.

        The level of business that our insurance underwriting subsidiaries are able to write depends on the size and adequacy of their capital base. Many state insurance laws to which they are subject impose risk-based capital requirements for purposes of regulating insurer solvency. Insurers having less statutory surplus than that required by the risk-based capital model formula generally are subject to varying degrees of regulatory scrutiny and intervention depending on the level of capital inadequacy. As of September 30, 2002, each of our insurance company subsidiaries met the risk-based statutory surplus requirements of every state in which it conducts business.

        We purchase reinsurance for certain of the risks underwritten by our insurance company subsidiaries. Market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase, which may affect the level of business we are able to write and our profitability. We cannot assure you that we will be able to maintain our current reinsurance facilities or that we can obtain other reinsurance facilities in adequate amounts and at favorable rates. If we are unable to renew our expiring facilities or to obtain new reinsurance facilities, either our net exposures would increase or, if we are unwilling to bear an increase in net exposures, we would have to reduce the level of our underwriting commitments. Either of these potential developments could adversely affect our underwriting business.

  We cannot guarantee that our reinsurers will pay in a timely fashion, if at all.

        To better manage our portfolio of underwriting risk, we may, from time to time, purchase reinsurance by transferring part of the risk that we will assume (known as ceding) to a reinsurance company in exchange for part of the premium that we will receive in connection with the risk. Although reinsurance would make the reinsurer liable to us to the extent the risk were transferred (or ceded) to the reinsurer, it would not relieve us of our liability to our policyholders. Accordingly, we will bear credit risk with respect to our reinsurers, if any. Recently, due to industry and general economic conditions, there is an increasing risk of insolvency among reinsurance companies, resulting in a greater incidence of litigation and affecting the recoverability of claims. We cannot assure you that our reinsurers, if any, will pay the reinsurance recoverables owed to us or that they will pay these recoverables on a timely basis.

Risk Factors Relating to Ownership of Our Common Stock

  Certain provisions of our second certificate of incorporation and by-laws and of Delaware law, as well as state and foreign insurance laws, make it difficult for stockholders to change the composition of our board and may discourage takeover attempts which could be beneficial to us and our stockholders.

        Certain provisions of our second restated certificate of incorporation and by-laws and of Delaware law, as well as state and foreign insurance laws, make it difficult for stockholders to change the composition of our board and may discourage unsolicited attempts to acquire us, which could preclude our stockholders from receiving a change of control premium. These provisions include the following:

  •
  the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

  •
  stockholder action to be taken only at an annual or special meeting, unless the board of directors decides otherwise with respect to any series of preferred stock;

  •
  advance notice procedures for nominating candidates to our board of directors or presenting matters at stockholder meetings; and

  •
  supermajority voting requirements to approve some business combinations, including mergers, consolidations, sales, leases and exchanges.

        Our second restated certificate of incorporation, as amended, also permits our board of directors, in response to specified acquisition proposals, including tender or exchange offers, mergers, consolidations and sales, to consider not only the best interests of the stockholders, but also such other factors as the board of directors deems relevant, including social, legal and economic effects upon employees, field sales agents, suppliers, customers, policyholders and business.

        While these provisions have the effect of encouraging persons seeking to acquire control of us to negotiate with our board of directors, they could enable the board to hinder or frustrate a transaction that some, or a majority, of our stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. We are also subject to Delaware laws that could have similar effects. One of these laws prohibits us from engaging in a business combination with a significant stockholder unless specific conditions are met.

        In addition, we are subject to state statutes governing insurance holding companies, which generally require that any person or entity desiring to acquire direct or indirect control of any of our insurance company subsidiaries obtain prior regulatory approval. Control would be presumed to exist under most state insurance laws with the acquisition of 10% or more of our outstanding voting securities. Certain of our foreign insurance company subsidiaries are also subject to laws which may require prior regulatory approval of a change of control. Applicable state and foreign insurance company laws and regulations could delay or impede a change of control of our company.

  The market price of our common stock may be volatile.

        The market price of our common stock could be subject to significant fluctuations in response to factors such as the following, some of which are beyond our control:

  •
  quarterly variations in our operating results;

  •
  operating results that vary from the expectations of management, securities analysts and investors;

  •
  changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

  •
  developments generally affecting the insurance industry;

  •
  announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

  •
  announcements by third parties of significant claims or proceedings against us;

  •
  our dividend policy;

  •
  future sales of our equity or equity-linked securities; and

  •
  general domestic and international economic conditions.

        In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

THE COMPANY

        We are a holding company whose operating subsidiaries carry on business in three distinct operating segments: (i) insurance brokerage and other services, (ii) consulting and (iii) insurance underwriting.

        Our insurance brokerage and other services segment consists principally of our retail, reinsurance and wholesale brokerage, as well as related insurance services, including claims services, underwriting management, captive insurance company management services and premium financing. These services are provided by subsidiaries of Aon Group, Inc., and certain of our other indirect subsidiaries, including Aon Risk Services Companies, Inc.; Aon Holdings International bv; Aon Services Group, Inc.; Aon Re Worldwide, Inc.; Aon Limited (U.K.); Cananwill, Inc.; and Premier Auto Finance, Inc.

        Our consulting segment provides a full range of human capital management services utilizing five practices: employee benefits, compensation, management consulting, outsourcing and communications. These services are provided primarily by subsidiaries and affiliates of Aon Consulting Worldwide, Inc., which is also a subsidiary of Aon Group.

        Our insurance underwriting segment is comprised of supplemental accident and health and life insurance and extended warranty and casualty insurance products and services. Combined Insurance Company of America engages in the marketing and underwriting of accident and health and life insurance products. Combined Specialty Insurance Company (formerly known as Virginia Surety Company, Inc.) and London General Insurance Company Limited offer extended warranty and casualty insurance products and services.

        We have 550 offices in over 125 countries and sovereignties and nearly 53,000 professionals and employees who serve millions of clients, policyholders and warrantyholders.

        The mailing address of our principal executive offices is 200 East Randolph Street, Chicago, Illinois 60601, and the telephone number of our principal executive offices is (312) 381-1000.

THE OFFERING

Common stock offered by selling stockholders	2,707,018 shares
Common stock outstanding as of November 7, 2002	Approximately 310 million shares
New York Stock Exchange Symbol	AOC
Use of proceeds	We will not receive any proceeds from the sale of the common stock being offered by this prospectus.

        The purpose of this offering is to register the resale of the shares of common stock received by the selling stockholders, including shares of common stock issued to certain stockholders as contingent merger consideration, in connection with our acquisition of ASA Acquisition Corp., a New Jersey corporation. On October 2, 2000, Aon acquired all of the issued and outstanding common stock of ASA, through the merger of a wholly-owned subsidiary of Aon, with and into ASA. Pursuant to the terms of the merger agreement, Aon is obligated to issue contingent merger consideration in the form of common stock to certain eligible stockholders. In connection with the merger, Aon entered into a registration rights agreement, which requires Aon to use its best efforts to file, and cause to be declared effective, a registration statement for the shares issued in the merger, including those shares issued as contingent merger consideration, and to keep the registration statement continuously effective until the earlier of

  •
  the date on which all of the shares have been sold by the selling stockholders, and

  •
  two years following the date on which such registration statement was declared effective by the SEC.

USE OF PROCEEDS

        The selling stockholders will receive all of the proceeds from any sale of our common stock offered under this prospectus. We will not receive any proceeds from the sale of the common stock offered under this prospectus.

SELLING STOCKHOLDERS

        The following table sets forth:

        (1)  the name of each selling stockholder,

        (2)  the nature of any position, office or other material relationship which each such selling stockholder has had with us or any of our affiliates within the last three years,

        (3)  the number of shares of common stock owned by each such selling stockholder prior to the offering,

        (4)  the number of shares of common stock owned offered for each such selling stockholder's account, and

        (5)  the number of shares of common stock owned by each such selling stockholder after completion of the offering.

        All of the selling stockholders were employees or representatives of ASA at or prior to the date of the merger of ASA with and into a subsidiary of Aon. A substantial majority of the selling stockholders are employed by subsidiaries of Aon. No selling stockholders will own one percent or more of our common stock following the offering.

Selling Stockholder	Number of Shares Owned Prior to Offering	Number of Shares to be Sold	Number of Shares Owned After Offering
Ramanand Achanta	329	329	0
Darius Adams	12	12	0
Terry Adamson	2,344	2,344	0
John Albrecht	31	31	0
Ian Alex	1,109	1,109	0
Vicken Alexanian	289	289	0
Anthony Allen	28	28	0
Michael J. Allen	19	19	0
Sandra Allende	12	12	0
David Alpert	888	888	0
Ruth Anderman-Lanza	477	477	0
Thomas P. Anderson	1,830	1,830	0
Irlande Andre-Johnson	31	31	0
Kristie L. Andresen	976	976	0
Ted Mark Andrews	13,860	13,860	0
Michael Andrews-Kulis	19	19	0
Robert Angelica	17	17	0
Mary Ann Arlt	25,100	25,100	0
Kevin R. Armant	6,025	6,025	0
Paulette Askew	68	68	0
Michelle Atchley	342	342	0
Bradley J. Au	4,436	4,436	0
Aleksander Ayerov	831	831	0
Suresh Babu	56	56	0
Thomas A. Bainbridge	111	111	0
Thomas G. Bainbridge	54,726	54,726	0
Cecilia Baita-Elhattab	11	11	0
John F. Balaban	4,678	4,678	0
Sofia Balios	477	477	0
Ricc Ballard	162	162	0
Brendon M. Banks	102	102	0
Laurie L. Banwart	169	169	0
Randall Barnett	1,441	1,441	0
Kalyan K. Basu	104,991	104,991	0
Bridget C. Bauer	68	68	0
Deborah Beatty	12	12	0
Art Beauchamp	1,405	1,405	0
Franklin B. Becker	194,503	194,503	0
Michele M. Becker	5,637	5,637	0
Michelle L. Belcaro	28	28	0
Janet M. Bellis	8	8	0
June E. Benkiel	68	68	0
Nancy T. Bertram	554	554	0
Nimisha V. Bhatt	477	477	0
Ame R.T. Biggart	1,845	1,845	0
Amy Bigge	318	318	0
Gretchen Bilhardt	1,830	1,830	0
Leonard R. Billa	340	340	0
Ann Marie Black	100	100	0
Jennifer L. Black	318	318	0

Lori A. Black	64	64	0
Charles Blanchard	162	162	0
Jay E. Blumenreich	2,218	2,218	0
Luke Bodenstein	318	318	0
Carol A. Boettger	442	442	0
Christopher M. Bone	150,230	150,230	0
Larry Booth	68	68	0
Scott Borchers	437	437	0
Lewis Borgenicht	31,919	31,919	0
Lesley Bourne	68	68	0
Deborah Bowers	97	97	0
Stephen Boyar	8,892	8,892	0
Jo-Anne Bragg	1,386	1,386	0
Ben S. Brandon	457	457	0
Joseph Brechka	1,386	1,386	0
John Breitwieser	1,663	1,663	0
Mary Denise Bruton	1,275	1,275	0
Stephen Bryson	1,386	1,386	0
Mark Brzostowski	9,980	9,980	0
James F. Buchanan	554	554	0
Jeffrey Buchman	3,603	3,603	0
Ronald W. Buesser	22	22	0
Michael Bullard	1,595	1,595	0
Carol D. Bunton	887	887	0
Victor Buonopane	2,221	2,221	0
Roger L. Burke	68	68	0
Thomas J. Burmester	128	128	0
Minh Byers	68	68	0
Jose R. Cadiz	68	68	0
Natalie A. Calello	277	277	0
Maria Victoria Calica	68	68	0
John Cameron	162	162	0
Susan M. Cannata	96	96	0
Michelle A. Capetillo	68	68	0
Robert C. Capperella	1,127	1,127	0
Korin R. Cardinal	68	68	0
Linda M. Cardone	102	102	0
William M. Carroll	144	144	0
Maria Carter	162	162	0
Jeff Chad	9,425	9,425	0
Louise Chambers	1,939	1,939	0
Jonathan L. Cheney	1,830	1,830	0
Andrew Cheung	56	56	0
Chin Il Choe	83	83	0
Susan Choe	1,663	1,663	0
Barbara Christie-Solomon	831	831	0
Charles J. Clark	222	222	0
Nikki L. Cleaves	162	162	0
Pamela M. Cohen	1,023	1,023	0
Staci C. Coleman	68	68	0

Luiza Console	139	139	0
Lawrence Cooney	159	159	0
Sharogerlene Cooper	68	68	0
Thomas A. Cooper	888	888	0
Mary Frances Copeland	271	271	0
Lynda G. Costello	755	755	0
Martina Cousin	554	554	0
Michele A. Craine	635	635	0
Anthony S. Crisci, Jr.	315	315	0
John D. Cronin	169	169	0
David B. Cullinan	184	184	0
Josie Darby	166	166	0
Frank Daspit	4,032	4,032	0
Normarie Davis	15	15	0
James C. Daw	1,719	1,719	0
Sherry A. Deen-Narain	166	166	0
Amy DeLorenzo	90	90	0
Doreen Devine	1,416	1,416	0
Karim Dhanani	928	928	0
Sherry Dineen	477	477	0
Lucas DiPalermo	340	340	0
Lynn W. Dippold	11,088	11,088	0
Thomas J. Dolan	18,672	18,672	0
Thomas P. Dolan	7,208	7,208	0
Ronald J. Dolecki	21,053	21,053	0
Dee Dominick Bradley	1,830	1,830	0
Linda M. Downing	87	87	0
Gertrude E. Downs	510	510	0
Patricia Dowse	166	166	0
Nathan J. Drapkin	484	484	0
Carol Droppa	431	431	0
Babu Dukkipati	332	332	0
Swarna Dukkipati	277	277	0
Douglass S. Dunbar	3,210	3,210	0
Melissa M. Dutcher	318	318	0
Tracy E. Eaton	332	332	0
Steven H. Ellner	4,357	4,357	0
David Engelhaupt	162	162	0
Marybeth Eppig	296	296	0
Christian Eyert	97	97	0
Robert J. Fallon	167	167	0
Robert B. Fane	998	998	0
Karen M. Fanis	68	68	0
Leonard Farrell	340	340	0
Anthony V. Ferraro	2,325	2,325	0
Karen E. Fischer	244	244	0
Franklin L. Fisher	2,786	2,786	0
Morris Fishman	9,445	9,445	0
Teresa Fitzsimmons	28	28	0
Mary P. Flynn	68	68	0

Edward W. Fox	7,606	7,606	0
Mark David Frankel	444	444	0
Frank Fratoni	444	444	0
Dee Ann Frawley	880	880	0
David Freeman	2,163	2,163	0
Thomas Freiler	162	162	0
Eddie J. French	68	68	0
Kevin W. Fuller	204	204	0
Kathleen Gail	1,941	1,941	0
Matthew T. Gallardo	68	68	0
Gerald Gallimore	28	28	0
JoAnn Gallimore	106	106	0
Kimberly Gambles	100	100	0
Felix I. Garcia	238	238	0
Samuel Garcia	68	68	0
Sondra Gardiner	714	714	0
Sherilynn Gardner-Pitre	139	139	0
Deanna Gee	1,220	1,220	0
Jeanette R. Gibson	1,830	1,830	0
John J. Gish	168,858	168,858	0
Lane L. Glasgow	1,443	1,443	0
Lawrence Golden	24,143	24,143	0
Raja Gopalan	194	194	0
G. Hart Gordon	1,663	1,663	0
Douglas Gore	28	28	0
Michelle M. Graham	408	408	0
Barbara Gross	435	435	0
Linda Grosso	13,860	13,860	0
Robert Grotyohann	172	172	0
John Grywalski, Jr.	493	493	0
Michael J. Gulotta	207,396	207,396	0
Michael J. Gulotta Jr.	4,763	4,763	0
Eric Haensgen	68	68	0
Daniel A. Hajjar	2,759	2,759	0
Linda E. Hakala	486	486	0
Andrea M. Hall	1,285	1,285	0
Sandra Hallman	1,296	1,296	0
Nancy Halloran	162	162	0
Rodney G. Hannah	514	514	0
Donald P. Harrington	13,696	13,696	0
Roger C. Harris	3,579	3,579	0
Sherman Harris	159	159	0
James B. Harvey	68	68	0
Diann Z. Hatcher	100	100	0
Diane L. Hauschild	375	375	0
Don Hawes	167	167	0
Jane Hawes	12	12	0
Terry W. Hayes	64	64	0
John A. Hebenstreit	2,215	2,215	0
Frederick N. Heidorn	16,632	16,632	0

Lenard Henley	68	68	0
David A. Hennessy/Elizabeth R. Hennessy	575	575	0
Ellen Hennessy	10,327	10,327	0
Ellen Hennessy and Frank Daspit	39,943	39,943	0
Diane K. Herwehe	2	2	0
James L. Hess	117,478	117,478	0
Mindy S. Hintelmann	341	341	0
Dennis T. Hirata	2,218	2,218	0
Kevin Ho	1,109	1,109	0
Stephen Hoeffner	10,241	10,241	0
Mark A. Hollis	1,830	1,830	0
Kathleen Holness	5,947	5,947	0
Donna Holt	97	97	0
Wendy W. Hom	4,628	4,628	0
Tsochih Hong	1,185	1,185	0
Thomas C. Hoskins	1,830	1,830	0
Bi-Hwa Huang	83	83	0
Matthew Hucher	315	315	0
Cyrus W. Huneycutt	651	651	0
Chi Heng Hung	3,743	3,743	0
Mandy Hussey	162	162	0
Colin Hwang	264	264	0
Jeannie Hwang	943	943	0
Dennis Hyland	3,326	3,326	0
Pina Infusini	1,608	1,608	0
Gregory Ingle	848	848	0
Barbara Iocca	277	277	0
Sheree Jaeck	22	22	0
Richard Jaffke	3,326	3,326	0
Alexander J. Jaloway	97	97	0
Allen James	4,436	4,436	0
John Jarka	1,155	1,155	0
John T. Jarusiewicz	2,218	2,218	0
Thomas H. Jarusiewicz	318	318	0
Tyler A. Jayroe	4,211	4,211	0
George H. Jelinski	340	340	0
Elaine E. Jennings	16,632	16,632	0
Sujatha Jeyaraman	162	162	0
Steven G. Johnson	618	618	0
Eleanor Jones	8	8	0
Kenneth S. Jones	1,330	1,330	0
Patricia Jones	68	68	0
Shirley Jones	998	998	0
John Joynes	510	510	0
Kathleen A. Jurs	262	262	0
Janice M. Karlson	179	179	0
Suzanne R. Katambwe	554	554	0
Andrea Katz	3,711	3,711	0
Raymond Keane	998	998	0
Adele Kellman	144	144	0

Cynthia F. Kelly	318	318	0
Kathleen Kelly	95	95	0
Allyson Kemka	277	277	0
Joseph M. Kemka	21,832	21,832	0
Julia Kent	148	148	0
Abdul S. Kerim	68	68	0
Karen W. Khan Curley	1,023	1,023	0
Elizabeth Khazzam	146	146	0
Richard Kiehn	4	4	0
Kristine A. Klepper	5,544	5,544	0
Bradford Klinck	12,214	12,214	0
Edward Klos	16,634	16,634	0
Erin A. Knoell	56	56	0
Paul L. Koch	2,530	2,530	0
Michael Konarski	169	169	0
Sharon L. Kophanel	2,266	2,266	0
Joanna Kostrzewa	831	831	0
Patricia A. Kowall	340	340	0
Cheryl J. Kramer Rothman	1,577	1,577	0
Ramraj Krishnan	1,386	1,386	0
Linda Kruse	1,663	1,663	0
Hui-Lin Kuo	1,275	1,275	0
Janice C. Kupka	68	68	0
Scott P. Kutcher	139	139	0
Mandy R. Laesch	169	169	0
Louis A. Laffin	56	56	0
Beverly G. Landstrom	42,211	42,211	0
Vanessa Lannert	443	443	0
Troy M. LaRue	117	117	0
Ky T. Le	867	867	0
Martha G. Leahy	68	68	0
James T. Lecher	477	477	0
Paul Lee	683	683	0
Dawn R. Lemke	68	68	0
Helen Leung	139	139	0
Debbie S. Liebeskind	1,012	1,012	0
Wei-Liang Lin	278	278	0
Mary Liscoumb	443	443	0
Henry Lo	166	166	0
Rita L. Lo	1,004	1,004	0
Malaika Lock	68	68	0
Amy L. Loether	11,088	11,088	0
Lynn Lombardo	554	554	0
Lisa Lombardo-Claus	1,386	1,386	0
Kimberly C. Lorenz	169	169	0
Patricia M. Losey	159	159	0
Amy J. Lucks	477	477	0
Thomas E. Luther	486	486	0
James L. Lutrell	238	238	0
Scott J. Macey	25,350	25,350	0

Katie J. Maldonado	3	3	0
Sandra D. Malebranche	375	375	0
Robert Malone	1,021	1,021	0
Anthony N. Manganello	68	68	0
Gary Mann	2,653	2,653	0
Melissa R. Manza	318	318	0
Scott Margolin	1,774	1,774	0
Paul F. Marmora	278	278	0
Susan D. Marsh	772	772	0
Marjorie R. Martin	5,544	5,544	0
Michele Mastropolo	4	4	0
Arliss Matich	68	68	0
Shea D. Maultsby	11,088	11,088	0
Michael J. Maxwell	19,678	19,678	0
Kenneth Mayda	971	971	0
Michael Mayhew	162	162	0
Geraldine Mazalewski	159	159	0
Mary E. Mazurek	442	442	0
John McCarthy	1,109	1,109	0
Dorothy McFarland	442	442	0
Eileen McGee	117	117	0
Eileen McGrath	139	139	0
William David McKinnie, III	50,063	50,063	0
Daniel R. McMonagle	29	29	0
Martin Meadow	831	831	0
Thomas W. Meagher	8,419	8,419	0
Christopher Mealin	17	17	0
Henry J. Mealin	5,524	5,524	0
John Mealin	4,353	4,353	0
Jillian Medoff	453	453	0
Elizabeth A. Mendola	350	350	0
Carmen Metcalfe	139	139	0
Nancy J. Mienhardt	1,160	1,160	0
Alice Miller	340	340	0
Daniel Miller	8,871	8,871	0
David C. Miller	2,117	2,117	0
John J. Miller	13,569	13,569	0
Monika Minor	162	162	0
Lawrence A. Moellers	110	110	0
Theresa A. Mohr	1,164	1,164	0
Kenneth C. Morgan	29,979	29,979	0
Nancy K. Mueller	68	68	0
Arthur Murphy	1,079	1,079	0
John Murphy	2,771	2,771	0
Sandra B. Murray	11	11	0
David Myles	166	166	0
Sujatha Nampalli	68	68	0
Christopher A. Narcisco	64	64	0
Wendy A. Neal	945	945	0
Glen C. Nebel	1,986	1,986	0

Paul M. Nelson	68	68	0
Jonathan Nemeth	26,367	26,367	0
John Nestico	4,638	4,638	0
Khanh Nguyen	179	179	0
Andrzej T. Niewiadomski	2,218	2,218	0
Mien H. Niu	1,333	1,333	0
Thomas E. Norton	24,388	24,388	0
Maritza L. Nowakowski	2,486	2,486	0
Denise B. O'Bara	95	95	0
Jessica M. Occhino	186	186	0
George F. O'Donnell	23,293	23,293	0
Florence O. Odufu	68	68	0
Femi O. Odulana	1,663	1,663	0
Christine M. Olhava-Ablin	34	34	0
Elizabeth A. Olson	2,218	2,218	0
Linda Orr	720	720	0
Alan Oskowsky	1,968	1,968	0
John O'Sullivan	5,493	5,493	0
Dorothy M. Ott	203	203	0
Stanislaw Pade	1,369	1,369	0
Joseph J. Pagano	1,830	1,830	0
Brenda Page	97	97	0
Janna M. Paolino	68	68	0
Thomas J. Parciak	15,727	15,727	0
John C. Parr	3,623	3,623	0
Timothy Parris	28	28	0
Raymount Paschal	12	12	0
Ankita M. Patel	68	68	0
Margi Patel	68	68	0
Joseph Paterno	333	333	0
Dean Pedretti	19	19	0
Maria L. Perez	8	8	0
Auburn Perkins	4	4	0
Raymond Perry	1,220	1,220	0
Shannon Perry-Tucker	120	120	0
Gina Petrone-Mumolie	1,663	1,663	0
Stephanie Pfeiffer	31	31	0
Thi M. Pham	3	3	0
Linda S. Phillips	442	442	0
Marklyn W. Pierre	68	68	0
Vinita Pilani	194	194	0
Luc Pomerleau	244	244	0
Khuzema Poonawala	68	68	0
Dylan Porter	4,436	4,436	0
David P. Previte	251	251	0
Doug L. Pryor	1,539	1,539	0
Amin Purshottam	554	554	0
Ann Rachel Quesada	43,270	43,270	0
Antonio P. Quesada	2,079	2,079	0
Kathleen A. Quinn	34	34	0

Vivian V. Quintanilla	31	31	0
Hugh R. Raines	8	8	0
Jennifer Rambusch	357	357	0
Neela K. Ranade	8,944	8,944	0
Joi Randall	277	277	0
Christine Randle	609	609	0
Otis C. Ray	6,737	6,737	0
Mary Elizabeth Redding	6,748	6,748	0
Robert Reddington	56,288	56,288	0
Rebecca W. Redman	2,495	2,495	0
Susan M. Rees	11	11	0
W. Mitchell Rees	9,703	9,703	0
Anne M. Reminger	159	159	0
Leslie H. Richmond	16,467	16,467	0
Nicole A. Rickmond	266	266	0
Judith Ringlein-Dunn	204	204	0
Calvin R. Roberson	68	68	0
Elizabeth Robinson	34	34	0
Jeffrey Robinson	5,544	5,544	0
John T. Rock	296	296	0
Mary C. Romash	11	11	0
Beverly S. Rose	13,860	13,860	0
Donna L. Rose	225	225	0
Mark Rosenberg	2,577	2,577	0
Rachel Rosengard	16	16	0
Lester J. Rosensaft	190,976	190,976	0
Randall Roth	1,142	1,142	0
Allen J. Rothman	46,251	46,251	0
Wanda Russell	971	971	0
Gordon Rutledge	4,436	4,436	0
Jack Sabley	190	190	0
Sylvia Sae	342	342	0
Rafael Sanchez	974	974	0
Benjamin J. Sandborg	554	554	0
Antonietta Sartor	79	79	0
Ingalill Saxena	1,666	1,666	0
John Scala	1,494	1,494	0
Cheryllee Schachel	477	477	0
Rita L. Schmieder	68	68	0
Estate of Clarin S. Schwartz	51,123	51,123	0
Barry K. Schwebs	1,278	1,278	0
Karen A. Sefcik	5,924	5,924	0
Frank B. Senese	128	128	0
Deborah J. Sessoms	780	780	0
Kelly Shah	8,871	8,871	0
Amy Sham	1,150	1,150	0
Sherry Shaw-Kobee	554	554	0
Yelena Shchekina	169	169	0
Brian R. Shepherd	12	12	0
Donna Sherratt-Bado	238	238	0

Mary-Catherine Shiflett	2,218	2,218	0
Stephen H. Shub	833	833	0
Jefferson T. Simmons	102	102	0
Michelle M. Sims	4	4	0
Scott B. Singhass	169	169	0
Richard C. Skibinski	68	68	0
Craig S. Smith	169	169	0
Gerald Smith	1,663	1,663	0
Kenyata Smith	68	68	0
James M. Smitreski	5,277	5,277	0
Leslie K. Soo Hoo	8,871	8,871	0
Maribel Soto	159	159	0
Matthew Spicer	162	162	0
Vicki Squire-Hall	190	190	0
Vincent Stesner	1,241	1,241	0
William F. Stopa	976	976	0
Ellen Stuckey	53	53	0
Stephanie L. Sturm	68	68	0
Alene Styles-Glover	1,031	1,031	0
Lisa Stylianou	28	28	0
Warren P. Suggs	1,663	1,663	0
Eric Summers	1,830	1,830	0
Ying Loi Sung	3,326	3,326	0
Jon D. Sutcliffe	7,374	7,374	0
John Swaney	554	554	0
Rezzelline Tan	166	166	0
Nancy M. Tartaro	18,166	18,166	0
Chris D. Taylor	4	4	0
Valencia Taylor	28	28	0
James Teasley	323	323	0
Nancy Thacker	1,109	1,109	0
Juna Thelemaque	8	8	0
Raymond N. Thomas	2,748	2,748	0
Andrew W. Thompson	2,818	2,818	0
Sani Timbadia	318	318	0
Sharon Tomita	1,663	1,663	0
Pamela Y. Toussaint	3,471	3,471	0
Ollie Treadway	4,616	4,616	0
Louis Tremblay	21	21	0
Marie Frances Trometer	340	340	0
Thau-Yung Tsao	56	56	0
Alan Turetz	10,701	10,701	0
Andrzej Tyminski	998	998	0
Christine J. Ubertaccio	3,579	3,579	0
Richard Vair	9,273	9,273	0
April H. Valerio	162	162	0
Lynda Van Hoorn	277	277	0
Douglas Varga	1,830	1,830	0
Vinod Vedvyas	2,771	2,771	0
Ada C. Villahermosa	28	28	0

Lucretia Benee Vinson	2	2	0
Aimee L. Viola	29,158	29,158	0
Marie Vladic	68	68	0
F. Randy Vogenberg	11,088	11,088	0
Shawn C. Vollmann	340	340	0
Robert Wagner	1,497	1,497	0
Elaine Walsh	1,109	1,109	0
Augustine Wan	604	604	0
Bor-Sing Wang	2,294	2,294	0
Edward D. Ward	554	554	0
Mary M. Ward	5,991	5,991	0
Kimberly C. Warwick	150	150	0
Eddie R. Watson II	350	350	0
James W. Wells	2,412	2,412	0
Kenneth R. Wells	888	888	0
Vernetta S. Wells	194	194	0
Michael J. Whalen	169	169	0
Amie D. White	169	169	0
Jeanne Whitmore	95	95	0
James R. Wiggins	1,386	1,386	0
Jennifer J. Wikstrom	88	88	0
Henry B. Wilantewicz III	186	186	0
B. Jill Wilkinson	277	277	0
Thomas J. Will	1,654	1,654	0
Jacqueline Williams	68	68	0
Patricia I. Wilner	1,386	1,386	0
Lawrence F. Wilson	8,316	8,316	0
Hoi Shun Wong	95	95	0
Michael G. Worthen	162	162	0
Hugh L. Worthington	204	204	0
Harry Wright	18,382	18,382	0
Philip Wright	17,083	17,083	0
Suzanne C. Wyatt	1,830	1,830	0
Maryann Yim	1,663	1,663	0
David P. York	1,386	1,386	0
Gretchen K. Young	4,452	4,452	0
Thomas M. Zavist	4,030	4,030	0
Kelley Zittinger	162	162	0

	2,707,018

PLAN OF DISTRIBUTION

        We will receive no part of the proceeds of any sales made hereunder. We will pay all expenses of registration incurred in connection with this offering and in connection with the offering and sale of the shares, other than commissions, discounts and fees of underwriters, dealers or agents. All selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

        The selling stockholders and any broker-dealers participating in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under that Act.

        The selling stockholders may from time to time sell all or a portion of the shares on the New York Stock Exchange or on any national securities exchange on which our common stock may be listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The shares will not be sold in an underwritten public offering. The shares may be sold directly or through brokers or dealers. The methods by which the shares may be sold include:

        (1)  a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

        (2)  purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

        (3)  ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

        (4)  privately negotiated transactions.

        In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to such selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may receive from the purchasers of such shares commissions as described above.

        In connection with the distribution of the shares, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the shares short and redeliver the shares to close out the short positions. The selling stockholders may also enter into option or other transactions with broker-dealers, which require the delivery to the broker-dealer of the shares. The selling stockholders may also loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares. In addition to the foregoing, the selling stockholders may enter into, from time to time, other types of hedging transactions.

        The selling stockholders and any broker-dealers participating in the distributions of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 and any profit on the sale of shares by the selling stockholders and any commissions or discounts given to any such broker-dealer may be deemed to be underwriting commissions or discounts under that Act.

        In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 under the Securities Act rather than pursuant to this prospectus.

LEGAL MATTERS

        The validity of the securities will be passed upon for us by Richard E. Barry, our Senior Counsel and Assistant Secretary. As of October 8, 2002, Mr. Barry owned 5,117 shares of Aon Corporation common stock, held restricted stock awards of 24,600 shares and 1,980 vested and 24,020 unvested stock options. In addition, 2,682 shares of Aon Corporation common stock held by its employee stock ownership plan and savings plan were attributable to Mr. Barry.

EXPERTS

        The consolidated financial statements and the related financial statement schedules (as restated) of Aon Corporation included in Aon Corporation's Annual Report (Form 10-K/A) for the year ended December 31, 2001 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 31, 2002 and March 31, 2001, the three and six-month periods ended June 30, 2002 and June 30, 2001, and the three and nine-month periods ended September 30, 2002 and September 30, 2001, incorporated by reference in this prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports, included in Aon Corporation's Quarterly Reports on Form 10-Q/A for the quarter ended March 31, 2002 and Form 10-Q for the quarters ended June 30, 2002 and September 30, 2002, and incorporated herein by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the "Act") for their reports on the unaudited interim financial information because those reports are not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Act.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.*

Securities and Exchange Commission registration fee	$4,562
Accounting fees	5,000
Printing, distribution, and engraving fees	5,000
Legal fees and expenses	15,000
Miscellaneous	438

Total	$30,000

*
All amounts are estimated except for the Securities and Exchange Commission registration fee.

Item 15. Indemnification of Directors and Officers.

        The registrant was organized under and is subject to the Delaware General Corporation Law. Delaware law provides that officers and directors may receive indemnification from their corporations for certain actual or threatened lawsuits. The Delaware law sets out the standard of conduct which the officers and directors must meet in order to be indemnified, the parties who are to determine whether the standard has been met, and the types of expenditures which will be indemnified. Delaware law further provides that a corporation may purchase indemnification insurance, such insurance providing indemnification for the officers and directors whether or not the corporation would have the power to indemnify them against such liability under the provisions of Delaware law.

        The registrant has adopted an article within its second restated certificate of incorporation, as amended, which provides that it will indemnify its officers and directors to the full extent permitted by Delaware law.

        Furthermore, the registrant is covered by insurance which will reimburse it within the policy limits for amounts it is obligated to pay in lawsuits involving officers and directors serving in such capacities in which the damages, judgments, settlements, costs, charges or expenses incurred in connection with the defense of the action, suit or proceeding are reimbursable pursuant to the law and the second restated certificate of incorporation, as amended.

Item 16. Exhibits.

        Exhibits marked with an asterisk (*) are incorporated by reference to documents previously filed by the registrant with the Securities and Exchange Commission, as indicated. All other documents listed are or will be filed with this registration statement.

Number	Description
*2(a)	Agreement and Plan of Merger dated as of August 22, 2000 between the registrant, Aon Keith Acquisition Corp. and ASA Acquisition Corp. incorporated by reference to Exhibit 2(a) to the registrant's Registration Statement on Form S-3 (SEC File No. 333-49300).
*2(b)
Registration Rights Agreement dated as of October 2, 2000 between the registrant and Ellen A. Hennessy, as the stockholders' representative incorporated by reference to Exhibit 2(b) to the registrant's Registration Statement on Form S-3 (SEC File No. 333-49300).

*3(a)	Second Restated Certificate of Incorporation of the registrant incorporated by reference to Exhibit 3(a) to the registrant's Annual Report on Form 10-K for the year ended December 31, 1991.
*3(b)
Certificate of Amendment of the registrant's Second Restated Certificate of Incorporation incorporated by reference to Exhibit 3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.
*3(c)	Certificate of Amendment of the registrant's Second Restated Certificate of Incorporation incorporated by reference to Exhibit 3 to the registrant's Current Report on Form 8-K, dated May 9, 2000.
*3(d)	Amended By-laws of the registrant incorporated by reference to Exhibit 3.2 to the registrant's Current Report on Form 8-K dated September 20, 2002.
*3(e)	Certificate of Designation for the registrant's Series C Cumulative Preferred Stock incorporated by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K, dated February 9, 1994.
5	Opinion of Richard E. Barry, Senior Counsel and Assistant Secretary of the registrant.
23(a)	Consent of Richard E. Barry (included in Exhibit 5).
23(b)	Consent of Ernst & Young LLP.
23(c)	Acknowledgement of Ernst & Young LLP.
24	Powers of Attorney.+

+
Filed previously.

Item 17. Undertakings.

        The registrant hereby undertakes:

          (a)  (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, as of November 19, 2002.

AON CORPORATION
By:	/s/ PATRICK G. RYAN Patrick G. Ryan Chairman and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated as of November 19, 2002.

Signature	Capacity

/s/ PATRICK G. RYAN Patrick G. Ryan	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
/s/ HARVEY N. MEDVIN Harvey N. Medvin	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
* Edgar D. Jannotta	Director
* Lester B. Knight	Director
* Perry J. Lewis	Director
* R. Eden Martin	Director
* Andrew J. McKenna	Director
* Robert S. Morrison	Director
* Richard C. Notebaert	Director
* Michael D. O'Halleran	President, Chief Operating Officer and Director

* John W. Rogers, Jr.	Director
* Patrick G. Ryan, Jr.	Director
* George A. Schaefer	Director
/s/ RAYMOND I. SKILLING Raymond I. Skilling	Executive Vice President, Chief Counsel and Director
* Carolyn Y. Woo	Director
*By:	/s/ RAYMOND I. SKILLING Raymond I. Skilling Attorney-in-Fact

Date: November 19, 2002

EXHIBIT INDEX

TO REGISTRATION STATEMENT
ON FORM S-3

AON CORPORATION

Exhibit Number	Description of Exhibit
*2(a)	Agreement and Plan of Merger dated as of August 22, 2000 between the registrant, Aon Keith Acquisition Corp. and ASA Acquisition Corp. incorporated by reference to Exhibit 2(a) to the registrant's Registration Statement on Form S-3 (SEC File No. 333-49300).
*2(b)
Registration Rights Agreement dated as of October 2, 2000 between the registrant and Ellen A. Hennessy, as the stockholders' representative. incorporated by reference to Exhibit 2(b) to the registrant's Registration Statement on Form S-3 (SEC File No. 333-49300).
*3(a)	Second Restated Certificate of Incorporation of the registrant incorporated by reference to Exhibit 3(a) to the registrant's Annual Report on Form 10-K for the year ended December 31, 1991.
*3(b)
Certificate of Amendment of the registrant's Second Restated Certificate of Incorporation incorporated by reference to Exhibit 3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.
*3(c)	Certificate of Amendment of the registrant's Second Restated Certificate of Incorporation incorporated by reference to Exhibit 3 to the registrant's Current Report on Form 8-K, dated May 9, 2000.
*3(d)	Amended By-laws of the registrant incorporated by reference to Exhibit 3.2 to the registrant's Current Report on Form 8-K dated September 20, 2002.
*3(e)	Certificate of Designation for the registrant's Series C Cumulative Preferred Stock incorporated by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K dated February 9, 1994.
5	Opinion of Richard E. Barry, Senior Counsel and Assistant Secretary of the registrant.
23(a)	Consent of Richard E. Barry (included in Exhibit 5).
23(b)	Consent of Ernst & Young LLP.
23(c)	Acknowledgement of Ernst & Young LLP.
24	Powers of Attorney.+

+
Filed previously.

Exhibits marked with an asterisk (*) are incorporated by reference to documents previously filed by the registrant with the Securities and Exchange Commission, as indicated.

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TABLE OF CONTENTS
WHERE YOU CAN FIND MORE INFORMATION
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
RISK FACTORS
THE COMPANY
THE OFFERING
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Directors and Officers.
  Item 16. Exhibits.
  Item 17. Undertakings.
SIGNATURES
EXHIBIT INDEX TO REGISTRATION STATEMENT ON FORM S-3 AON CORPORATION